                       Securities and Exchange Commission

                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             3Dfx Interactive, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
-------------------------------------------------------------------------------
                          (Title of Class of Securities)



                                   88553X103
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               William E. Ogle
                           Chief Executive Officer
                              STB Systems, Inc.
                           3400 Waterview Parkway
                              Richardson, Texas
                               (972) 234-8750
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                              December 13, 1998
-------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on the following page(s))

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON STB Systems, Inc.
                 75-1855896

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a) / /

                 (b) / /

        3        SEC USE ONLY

        4        SOURCE OF FUNDS*

                 OO (See Item 3.)

        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            / /


        6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas


                      7      SOLE VOTING POWER
                             Approximately 2,456,410, all of such shares of
    NUMBER OF                which are subject to the restrictions set forth
     SHARES                  in those certain Voting Agreements dated December
  BENEFICIALLY               13, 1998, the form of which is filed as EXHIBIT 2
    OWNED BY                 to this Schedule 13D.
      EACH
    REPORTING
     PERSON
      WITH

                      8      SHARED VOTING POWER


                             0
                      9      SOLE DISPOSITIVE POWER

                             0

                     10      SHARED DISPOSITIVE POWER

                             0

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,456,410

                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       12        SHARES*                                                    / /




                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13

                 15.75%
       14        TYPE OF REPORTING PERSON*

                 CO


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.01 per share (the "3DFX COMMON STOCK"), of 3Dfx Interactive, Inc., a California corporation ("3DFX" or "ISSUER"). The principal executive offices of 3Dfx are located at 4435 Fortran Drive, San Jose, California 95134, and its telephone number at such address is (408) 935-4400.

     Item 2.   IDENTITY AND BACKGROUND.

     (a)-(c), (f)   The name of the corporation filing this Schedule 13D is STB
Systems, Inc., a Texas corporation ("STB or the "REPORTING PERSON"). The Reporting Person's principal business is as a designer, manufacturer and seller of multimedia accelerators and other multimedia subsystem products for use primarily in desktop personal computers. The address of the principal executive offices of the Reporting Person is 3400 Waterview Parkway, Richardson, Texas 75080. Set forth in SCHEDULE A is a list of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted.

     (d)-(e) During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 13, 1998, 3Dfx, through its wholly-owned subsidiary Voodoo Merger Sub, Inc., a Texas corporation ("MERGER SUB"), agreed to acquire the Reporting Person by means of a merger (the "MERGER") pursuant to the terms of the Agreement and Plan of Reorganization dated as of December 13, 1998 (the "MERGER AGREEMENT"), by and among 3Dfx, Merger Sub and the Reporting Person, and subject to the conditions set forth therein (including approval by shareholders of the Reporting Person). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Reporting Person and the Reporting Person will become a wholly-owned subsidiary of 3Dfx. A copy of the Merger Agreement is attached hereto as EXHIBIT 1 to this Schedule 13D and is incorporated herein by reference. The Merger is subject to the approval of the Merger Agreement by the shareholders of 3Dfx and the Reporting Person, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     Concurrently with the execution of the Merger Agreement, the Reporting Person and certain shareholders of 3Dfx (each a "VOTING AGREEMENT SHAREHOLDER," and collectively, the "VOTING AGREEMENT SHAREHOLDERS") entered into voting agreements, dated as of December 13, 1998 (each a "VOTING AGREEMENT," and collectively, the "VOTING AGREEMENTS"), with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each voting agreement, the 3Dfx shareholder entering into the voting agreement has granted the Reporting Person an irrevocable proxy to vote the shareholder's shares of 3Dfx Common Stock in favor of the Merger (the "IRREVOCABLE PROXY"). No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the approximately 2,456,410 shares of 3Dfx Common Stock covered by the Voting Agreements described in Item 6 below. A copy of the form of Voting Agreement and the Irrevocable Proxy are attached hereto as EXHIBIT 2 and are incorporated herein by this reference.

Item 4.   PURPOSE OF TRANSACTION.

     (a)-(b) As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub with and into the Reporting Person in a statutory merger pursuant to the provisions of the Texas Business Corporation Act. At the effective time of the Merger, the separate existence of Merger Sub will cease and the existence of the Reporting Person will continue as the surviving corporation (the "SURVIVING CORPORATION") and as a wholly-owned subsidiary of 3Dfx. Holders of outstanding shares of the Reporting Person's common stock will receive, in exchange for each share of the Reporting Person's common stock held by them, 0.65 shares of 3Dfx Common Stock (the "EXCHANGE RATIO"). Outstanding options to purchase shares of the Reporting Person's common stock will be treated as set forth in the Merger Agreement. A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by reference.

     As an inducement to the Reporting Person to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each Voting Agreement Shareholder entered into a Voting Agreement and, by executing such Voting Agreement, irrevocably appointed the Reporting Person (or any nominee of the Reporting Person) as his, hers or its lawful attorney and proxy. Such proxies give the Reporting Person the limited right to vote the shares of 3Dfx Common Stock beneficially owned by the Voting Agreement Shareholders (including any shares of 3Dfx Common Stock that such shareholders acquire after the time they entered into the Voting Agreements) (collectively, the "SHARES"). The names of the Voting Agreement Shareholders, the number of shares of 3Dfx Common Stock beneficially owned by each such shareholder and the percentage ownership of 3Dfx Common Stock by each such shareholder is set forth in SCHEDULE B hereto which is hereby incorporated by reference.

     The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1 and 2 respectively.

     (c)  Not applicable.

     (d) It is anticipated that, upon consummation of the Merger, the directors and the initial officers of the Surviving Corporation shall generally be the current directors and officers of Merger Sub (each of whom is an executive officer of 3Dfx), until their respective successors are duly elected or appointed and qualified.

     (e)  See the discussion of the Merger in Item 3 above.

     (f) Other than as a result of the merger described in Item 3 above, not applicable.

     (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Texas Law and such Articles of Incorporation, except the name of the Surviving Corporation shall be "STB Systems, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) Upon consummation of the Merger, the Reporting Person's common stock will be de-listed from The Nasdaq Stock Market.

     (i) Upon consummation of the Merger, the Reporting Person's common stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "ACT"), pursuant to Section 12(g)(4) of the Act.

     (j) Other than as described above, the Reporting Person currently has no plan or proposal for an action similar to or which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of this Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of approximately 2,456,410 shares of 3Dfx Common Stock for the limited purposes described in Item 6 below. Such shares constitute approximately 15.75% of the issued and outstanding shares of 3Dfx Common Stock as of December 13, 1998. Other than with respect to the provisions of the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of 3Dfx Common Stock with regard to the limited purposes set forth in Item 6 below or otherwise. The Reporting Person does not have the sole power to dispose or direct the disposition of any shares of

3Dfx Common Stock. To the Reporting Person's knowledge, no shares of 3Dfx Common Stock are beneficially owned by any of the persons name in SCHEDULE A.

     (c) Except as describe herein, the Reporting Person has not effected any transaction in 3Dfx Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in SCHEDULE A has effected any transaction in 3Dfx Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Merger Agreement and subject to the conditions set for the therein (including approval by shareholders of the Reporting Person), Merger Sub will merge with and into the Reporting Person and the Reporting Person will become a wholly-owned subsidiary of 3Dfx. Upon consummation of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into the Reporting Person with the Reporting Person remaining as the Surviving Corporation. As a result of the Merger, each outstanding share of the Reporting Person's common stock, other than shares owned by the Reporting Person (i.e. Reporting Person treasury shares), Merger Sub, 3Dfx or any wholly-owned subsidiary of the Reporting Person or 3Dfx, will be converted into the right to receive 0.65 of a share of 3Dfx Common Stock. Outstanding options or warrants to purchase the Reporting Person's common stock will be treated in the manner described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this Schedule 13D and incorporated herein in its entirety by reference.

     In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Shareholders pursuant to the Voting Agreement, the Reporting Person (or any nominee of the Reporting Person) will be limited, at every 3Dfx shareholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement. The Voting Agreement Shareholders may vote their own shares themselves on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "EXPIRATION DATE"). Each Voting Agreement Shareholder has agreed not to transfer his or her Shares prior to the Expiration Date. Moreover, each Voting Agreement Shareholder has granted the Reporting Person an irrevocable proxy to vote the shares beneficially owned by the Voting Agreement Shareholder in favor of the Merger. The terms of the Voting Agreements are more fully described in the Merger Agreement, attached hereto as EXHIBIT 1, and the Voting Agreement and the Irrevocable Proxy, attached hereto as EXHIBIT 2. Each of the Merger

Agreement, the Voting Agreement and the Irrevocable Proxy is incorporated herein by this reference.

     Other than the Merger Agreement and the Voting Agreements, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of 3Dfx, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1 and 2 respectively.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

     1 Agreement and Plan of Reorganizations, dated December 13, 1998, by and among 3Dfx Interactive, Inc., a California corporation, Voodoo Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of 3Dfx Interactive, Inc., and STB Systems, Inc., a Texas corporation.

     2 Form of Voting Agreement, dated December 13, 1998, between STB Systems, Inc., a Texas corporation, and certain shareholders of 3Dfx Interactive, Inc., a California corporation.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




DATED:    December 23, 1998        STB SYSTEMS, INC., a Texas corporation


                                 By:____________________________________
                                      William E. Ogle, Chief Executive Officer

                                     SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS OF
                                 STB SYSTEMS, INC.


                                       Present Principal Occupation
     Name and Title*                       and Name of Employer              Citizenship
------------------------------------------------------------------------------------------------

William E. Ogle
Chief Executive Officer and Director         STB Systems, Inc.                            U.S.

Randall D. Eisenbach
Executive Vice President, Chief Operating    STB Systems, Inc.                            U.S.
Officer, Assistant Secretary and Director

James L. Hopkins                             STB Systems, Inc.                            U.S.
Chief Financial Officer, Vice President
of  Strategic Marketing and Director

J. Shane Long                                STB Systems, Inc.                            U.S.
Vice President of Sales and Marketing and
Director

Bryan F. Keyes STB Systems, Inc.                                                          U.S.
Vice President of Administration and
General Counsel


James J. Byrne                               STB Systems, Inc.                            U.S.
                                            Managing Partner of
                                       Byrne Technology Partners, Ltd.

Dennis G. Sabo STB Systems, Inc.
                                     President and Chief Executive Officer of             U.S.
                                               Arithmos, Inc.

Lawrence E. Wesneski                         STB Systems, Inc.                            U.S.
                                 President and Chief Executive Officer of
                                       Hoak Breedlove Wesneski & Co.



________________________
*The address for each executive officer or director is c/o STB Systems, Inc., 3400 Waterview Parkway, Richardson, Texas 75080.

                                     SCHEDULE B

                               3DFX INTERACTIVE, INC.
                           VOTING AGREEMENT SHAREHOLDERS


                                           Shares of 3Dfx Beneficially
                                                 Owned by Voting            Percentage of 3Dfx Common
 Voting Agreement Shareholder                Agreement Shareholder          Stock Beneficially Owned (1)
------------------------------------------------------------------------------------------------------------

L. Gregory Ballard                                  101,898(2)                           *
President, Chief Executive Officer and
Director

Scott D. Sellers
Vice President, Research and Development            293,672(3)                           1.88%
And Director

Gary Tarolli                                        299,081(4)                           1.92%
Vice President and Chief Scientist

Michael Howse                                           753                              *
Vice President, Corporate Marketing and
Business Development

Karl Chicca                                          39,610(5)
Vice President, Operations

David Zacharias                                      25,716(6)                           *
Chief Financial Officer and
Vice President, Administration

Darlene Kindler                                      12,606(7)                           *
Vice President, Third Party

Janet Leising                                        48,225(8)
Vice President, Engineering

Jordan Watters                                       27,288(9)                           *
Vice President, Worldwide Sales

Gordon A. Campbell                                  566,027(10)                          3.63%
Chairman of the Board of Directors

Anthony Sun                                         950,888(11)                          6.10%
Director

James Whims                                          45,709(12)                          *
Director


Philip M. Young                                      43,906(13)                          *
Director

Alex Leupp                                            1,031(14)                          *
Director


________________________
*Less than one percent.


     (1) Applicable percentage ownership is based on 15,592,912 shares of 3Dfx Common Stock outstanding as of December 13, 1998, which figure was represented to the Reporting Person by Issuer in the Merger Agreement. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of 3Dfx Common Stock subject to options that are presently exercisable or exercisable within 60 days of December 17, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

     (2) Includes 58,556 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (3) Includes 38,672 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (4) Includes 35,547 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (5) Includes 19,547 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (6) Includes 25,000 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (7) Includes 12,606 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (8) Includes 16,225 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (9) Includes 25,627 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (10) Includes 65,500 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (11) Includes 607,194 shares held by Venrock Associates, L.P. and 301,044 shares held by Venrock Associates II, L.P. Mr. Sun is a general partner of both Venrock Associates, L.P. and Venrock Associates II, L.P. Mr. Sun disclaims beneficial ownership of the shares held by these limited partnerships except to his proportionate partnership interest therein. Also includes 10,500 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (12) Includes 37,584 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (13) Includes 10,500 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

     (14) Includes 1,031 shares of 3Dfx Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.